Exhibit 99.1

Valens Semiconductor’s Stello Chipsets to Power Crestron’s Next-Generation Product Lines

HOD HASHARON, Israel, June 9, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that a full suite of more than 24 Professional Audio-Video (ProAV) products from Crestron Electronics, the global leader in workplace and smart home technology, are powered by the Valens Stello family. These products support a new era of technological innovation for Audio-Video, bringing to the industry a truly uncompressed 4K60@4:4:4 video distribution solution.

Crestron has already introduced to market multiple Valens Stello-based products, including the popular 4K HD-PS presentation switchers and end points from its DM Lite® product lines, which have been met with strong market demand. Crestron’s products are on display at the company’s booth (#W603) at InfoComm (June 8-10, 2022).

The Crestron products incorporate chipsets from the Valens Stello family, which implements the latest generation of the HDBaseT standard, HDBaseT 3.0. The Valens Stello chipsets offer unparalleled technological capabilities and are the only ones on the market that can converge and extend fully uncompressed HDMI 2.0 4K60@4:4:4 Video, 1Gbps Ethernet, Hi-Speed USB, Controls, and Power, over a single Category cable for distances of up to 100 meters (328ft).

“It is a testament to the confidence we have in our long-lasting relationship with Valens Semiconductor that we chose to base such a robust product line on their technology,” said Dan Brady, Chief Operating Officer at Crestron Electronics. “The Valens Stello chipsets allow us to bring the long-distance distribution of truly uncompressed HDMI 2.0 to the market. We are confident that our Valens Stello-based DM Lite products answer a clear market need, from enterprise to education and beyond.”

“Crestron sets the tone when it comes to innovation in the ProAV world,” said Gabi Shriki, SVP and Head of Audio-Video at Valens Semiconductor. “There has already been strong adoption of the Valens Stello, our latest and most feature-rich Audio-Video chipset, but Crestron’s products will certainly open the floodgates for greater market adoption of our state-of-the-art chipsets.”

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity.

For more information: www.valens.com

Forward-Looking Statements

Valens may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-

looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor